
May 26, 2021

Eric Wong
Chief Executive Officer
Nova Vision Acquisition Corp
Room 602, 6/F
168 Queen's Road Central
Central, Hong Kong

   Re: Nova Vision Acquisition Corp
    Draft Registration Statement on Form S-1
    Submitted April 29, 2021
    CIK 0001858028

Dear Mr. Wong:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. Please disclose how many ordinary shares are held by the initial shareholders and the sponsor.

2. We note from the second risk factor on page 40 that if a public shareholder fails to vote in favor or against a proposed business combination, they will lose their redemption rights. Please revise the fourth paragraph to briefly explain this requirement. Also include disclosure on page 18 under "Redemption rights."

<u>Prospectus Summary, page 1</u>

3.   Please clarify here that the low price the initial shareholders paid for the insider shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. As a separate matter add a risk factor addressing this risk.

<u>Notes to Financial Statements</u>
<u>Note 2 - Significant Accounting Policies</u>
<u>Warrant Accounting, page F-11</u>

4.   We note that you will account for the public and private warrants as either equity instruments or liabilities in accordance with ASC 408. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

        You may contact Robert Klein at 202-551-3847 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Justin Dobbie at 202-551-3469 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Finance